
November 14, 2022

McDavid Stilwell
Chief Financial Officer
Coherus BioSciences, Inc.
333 Twin Dolphin Drive, Suite 600
Redwood City, CA 94065

>   **Re: Coherus BioSciences, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed November 8, 2022**
>   **File No. 333-268252**

Dear McDavid Stilwell:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Benjamin A. Potter, Esq.